SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
Corporate TaxPayers` ID (CNPJ/MF): 02.558.115/0001 -21
Company Registry (NIRE): 33.300.276.963

ANNOUNCEMENT

TIM Participações S.A. (“Company”) hereby announces to its shareholders, the market in general and other interested parties as follows:

Reference is made to the Board of Directors` Meeting held on September 5th, 2007, in which the members of the referred board, in order to replace Mr. Stefano de Angelis, decided to elect Mr. Gianandrea Castelli Rivolta to the position of Chief Financial and Investor Relations Officer of the Company. In this sense, the Company whishes to inform that all the necessary authorizations before the competent Brazilian authorities required to the effective vesting into office of Mr. Gianandrea Castelli Rivolta were obtained. In this regard, since this moment, the position of Chief Financial and Investor Relations Officer of the Company shall be exercised by Mr. Gianandrea Castelli Rivolta.

Rio de Janeiro, December 12th, 2007.

Giorgio della Seta Ferrari Corbelli Greco
Chairman of the Board of Directors of
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 13, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.